Exhibit 21.1

SUBSIDIARIES OF JTH HOLDING, INC.

JTH Tax, Inc.	Delaware

JTH Financial, LLC	Virginia

Wefile, Inc.	Virginia

LTS Software, Inc.	Virginia

LTS Properties, LLC	Virginia

Liberty Tax Holding Corp.	Ontario, Canada

Liberty Tax Service, Inc.	Manitoba, Canada

EmployeesPlus, Inc.	Virginia

JTH Properties 1632, LLC	Virginia